                   SOUTHERN CALIFORNIA EDISON COMPANY AND CONSOLIDATED UTILITY-RELATED SUBSIDIARIES

                        RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED AND PREFERENCE STOCK

                                                (Thousands of Dollars)

                                                                                       9 Months            9 Months
                                                    Year ended December 31,              Ended              Ended
                                                ---------------------------------
                                                       2002             2003        Sept. 30, 2003      Sept. 30, 2004
                                                   -------------    -------------   ----------------   -----------------

EARNINGS BEFORE INCOME TAXES
  AND FIXED CHARGES:

Income before interest expense (1)               $    1,831,335   $    1,339,147  $       1,055,561  $          914,090
Add:
  Taxes on income (2)                                   641,786          388,120            443,602             397,902
  Rentals (3)                                             1,240              638                471                 536
  Allocable portion of interest
      on long-term Contracts for
      the purchase of power (4)                           1,616            1,568              1,181               1,142
  Amortization of previously capitalized
      fixed charges                                       1,440            1,638              1,215               1,155
                                                   ------------------------------   ----------------   -----------------
Total earnings before income
  taxes and fixed charges (A)                    $    2,477,417   $    1,731,111  $       1,502,030  $        1,314,825
                                                   =============    =============   ================   =================

FIXED CHARGES:
  Interest and amortization                      $      584,442   $      451,792  $         343,646  $          302,620
  Rentals (3)                                             1,240              638                471                 536
  Capitalized fixed charges -
      nuclear fuel (5)                                      520               97                  -                 570
  Allocable portion of interest on
      long-term contracts for
      the purchase of power (4)                           1,616            1,568              1,181               1,142
  Preferred and preference stock dividend
      requirements - pre-tax basis                       29,119           22,262             18,564              19,364
                                                   -------------    -------------   ----------------   -----------------
Total fixed charges (B)                          $      616,937   $      476,357  $         363,862  $          324,232
                                                   =============    =============   ================   =================

RATIO OF EARNINGS TO
  FIXED CHARGES (A) / (B):                                 4.02             3.63               4.13                4.06
                                                   =============    =============   ================   =================

(1)   Includes allowance for funds used during construction and accrual of unbilled revenue.
(2)   Includes allocation of federal income and state franchise taxes to other income.
(3)   Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals.
(4)   Allocable portion of interest included in annual minimum debt service requirement of supplier.
(5)   Includes fixed charges associated with Nuclear Fuel.